UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Kellogg Company

One Kellogg Square

Battle Creek, Michigan 49016-3599

Kellogg Company

Bakery, Confectionery, Tobacco

Workers and Grain Millers

Savings and Investment Plan

Financial Statements and

Supplemental Schedule

December 31, 2009 and 2008

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Kellogg Company Bakery, Confectionery,

Tobacco Workers and Grain Millers Savings

and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Detroit, Michigan

June 23, 2010

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Statement of Net Assets Available for Benefits

as of December 31, 2009 and 2008

	2009	2008
Assets
Plan’s interest in Master Trust at fair value	$479,868,474	$447,443,578
Loans to participants	6,149,669	6,327,786

Receivables
Employer contribution	72,493	—
Employee contribution	171,062	—
Total assets	486,261,698	453,771,364
Liabilities
Due to other Plan	1,049,369	—
Accrued investment services fees	72,614	79,268
Total liabilities	1,121,983	79,268
Net assets available for benefits at fair value	485,139,715	453,692,096
Adjustment from fair value to contract value for interest in
Master Trust related to fully benefit-responsive investment contracts	2,384,934	15,076,205
Net assets available for benefits	$487,524,649	$468,768,301

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

for the Years Ended December 31, 2009 and 2008

	2009	2008
Contributions
Employer	$5,282,734	$5,128,883
Employee	13,311,114	13,100,419
Rollovers from other qualified plans	187,060	354,949

Total contributions	18,780,908	18,584,251

Earnings (loss) on investments
Plan’s interest in income (loss) of Master Trust	41,653,964	(37,534,368)
Interest income on loans to participants	401,327	483,017
Redemption fees	(12,677)	(62,461)

Total earnings (loss) on investments, net	42,042,614	(37,113,812)

Participant withdrawals	(42,004,367)	(43,827,065)
Trustee fees	(62,807)	(36,132)

Net increase (decrease)	18,756,348	(62,392,758)
Net assets available for benefits
Beginning of year	468,768,301	531,161,059

End of year	$487,524,649	$468,768,301

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

1.	Summary of Significant Accounting Policies

Basis of accounting

The Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan sponsor, Kellogg Company.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The Plan adopted the provisions of FASB ASC 820 as of the beginning of its 2008 Plan year. Adoption of the provisions of FASB ASC 820 did not have an impact on the measurement of the Plan’s assets and liabilities but did result in additional disclosures contained in Note 6 herein.

Recent accounting pronouncements

On July 1, 2009, the FASB released the authoritative version of its new ASC as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, the ASC significantly changes the way in which the accounting literature is organized. The Plan adopted the ASC to reference GAAP accounting standards in its December 31, 2009 financial statements. The adoption of the ASC does not impact the Plan’s financial statements except for references made to authoritative accounting literature in footnotes.

In September 2009, the FASB issued authoritative guidance requiring additional disclosures regarding the inputs and valuation techniques used to measure fair value. The guidance also requires the Plan disclose debt and equity securities by major category, on a more disaggregated basis than had previously been required. The adoption of this guidance did not materially impact the Plan’s financial statements. See Note 6 for further discussion.

For the year ending December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Plan’s financial statements.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.

The Plan’s interest in income (loss) of the Kellogg Company Master Trust (the “Master Trust”), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments is included in the statement of changes in net assets available for benefits.

Investment contracts with insurance companies

During the plan years 2009 and 2008, the Plan entered into benefit-responsive investment contracts for which Dwight Asset Management has oversight. The contributions are maintained in a general account with each contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in FASB ASC 962-325-35, investment contracts held by a defined-contribution plan are required to be reported at fair value. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Dwight Asset Management, represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (“ERISA”). The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

The guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date.

	2009	2008
Average Yields
Based on actual earnings	3.53%	6.01%
Based on interest rate credited to participants	2.92%	4.05%

Allocation of net investment income to participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Participant withdrawals

Benefit payments to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Master Trust

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the “Company”) in a commingled investment fund known as the Master Trust for which BNY Mellon Corporation serves as the trustee.

Valuation of net investment in Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust at fair value plus the adjustments from fair value to contract value related to fully benefit-responsive investment contracts on the statement of net assets available for benefits.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

Investment transactions and investment income from the Master Trust

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

2.	Provisions of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more comprehensive description of the Plan’s provisions.

Plan administration

The Plan is administered by trustees appointed by Kellogg Company and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union, the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Redemption fees

The Plan charges a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan participation and contribution

Generally, all Kellogg Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 374-G and 401-G are eligible to participate in the Plan on the date of hire.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer $16,500 in 2009 and $15,500 in 2008. Employee contributions are matched by Kellogg Company at a 100 percent rate on the first 3 percent and a 50 percent rate on the next 2 percent with 12.5 percent of the Company match restricted for investment in the Kellogg Company Stock Fund. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

Employer matching contributions held in the Kellogg Company Stock Fund can be transferred by a participant at any time to any other investment fund available under the Plan.

Plan participants may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company Stock Funds or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of trust expenses. Allocations are based on participant earnings or account balances, as defined.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

Vesting

Participant account balances are fully vested.

Participant loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to 1 percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.

Participant distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan until age 65 or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum. Participants are eligible to retire from the Company at age 62, with 5 years of service, upon reaching age 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.

Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, after payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on their behalf funded by the amount of their entire accrued benefit.

3.	Income Tax Status

The plan administrator has received a favorable letter from the Internal Revenue Service dated March 18, 2004 regarding the Plan’s qualification under applicable income tax regulations. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

4.	Related Party Transactions

Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by BNY Mellon Corporation. Kellogg Company is the plan sponsor, and BNY Mellon Corporation is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500.

	2009	2008
Net assets available for benefits per the financial statements	$487,524,649	$468,768,301
Less: Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	(2,384,934)	(15,076,205)

Net assets available for benefits per the Form 5500	$485,139,715	$453,692,096

The following is a reconciliation of the Plan’s interest in income of Master Trust per the financial statements for the year ended December 31, 2009 to Form 5500.

2009
Plan’s interest in income of Master Trust per the financial statements	$41,653,964
Less:
Redemption fees	(12,677)
Trustee fees	(62,807)
Change in adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	12,691,271

Net investment gain from Master Trust investment accounts per the Form 5500	$54,269,751

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

6.	Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

•	Money market funds: Valued using amortized cost, which approximates fair value.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end.

•	Participant loans: Valued at amortized cost, which approximates fair value.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

•

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 1). The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of the underlying investments are valued based on a quoted exchange, matrices, or models from pricing vendors. These underlying assets primarily consist of US Treasuries, Level 1; corporate bonds, asset-backed securities, mortgage-backed, and municipal bonds, Level 2; and wrapper contracts, Level 3. The fair value of each synthetic GIC wrapper is calculated by discounting the difference between the fair value of the underlying assets and the fair value of the current annual fee multiplied by the notional dollar amount of the contract.

•

Commingled funds: Valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments correspond with that of the S&P 500 index.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Kellogg Company Master Trust assets at fair value as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$9,654,378	$—	$9,654,378
Mutual funds - equity	368,973,935	—	—	368,973,935
Mutual funds - debt	119,881,279	—	—	119,881,279
Commingled funds - equity index	—	158,699,122	—	158,699,122
Common stock - Kellogg Company	140,762,625	—	—	140,762,625
Synthetic guaranteed investment contracts	52,504,145	596,860,525	1,717,219	651,081,889
Guaranteed investment contracts	—	—	23,779,941	23,779,941

	$682,121,984	$765,214,025	$25,497,160	$1,472,833,169

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$16,098,632	$—	$16,098,632
Mutual funds	328,959,162	—	—	328,959,162
Commingled funds	—	129,130,967	—	129,130,967
Common stock - Kellogg Company	117,331,024	—	—	117,331,024
Guaranteed investment contracts	132,428,717	499,238,242	25,125,189	656,792,148

	$578,718,903	$644,467,841	$25,125,189	$1,248,311,933

Fair market value of the Plan’s participant loans at December 31, 2009 and 2008 was $6,149,669 and $6,327,786, respectively and these participant loans are classified as Level 3.

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2009. The Plan’s ability to redeem guaranteed investment contracts at fair value is restricted in certain circumstances as described in Note 1. There are no such restrictions on redemption of other Plan investments.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Master Trust and Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	Level 3 Assets
	Year Ended December 31, 2009
	Guaranteed Investment Contracts	Participant Loans

Balance, beginning of year	$25,125,189	$6,327,786
Purchases, sales, issuances and settlements, net	(1,678,461)	(178,117)
Unrealized gain (loss)	2,050,432	—
Realized gain (loss)	—	—

Balance, end of year	$25,497,160	$6,149,669

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$2,050,432	$—

	Level 3 Assets
	Year Ended December 31, 2008
	Guaranteed Investment Contracts	Participant Loans

Balance, beginning of year	$1,730,968	$6,652,130
Purchases, sales, issuances and settlements, net	19,954,712	(324,344)
Unrealized gain (loss)	3,439,509	—
Realized gain (loss)	—	—

Balance, end of year	$25,125,189	$6,327,786

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$3,439,509	$—

Gains and losses, realized and unrealized, included in changes in net assets for the periods above are reported in net appreciation (depreciation) in fair value of investments in the schedule of changes in net assets of Master Trust investment accounts (Note 7), and in Plan’s interest in income (loss) of Master Trust in the statement of changes in net assets available for benefits.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

7.	Kellogg Company Master Trust

The Plan has an undivided interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Master Trust net assets at December 31, 2009 and 2008 and the changes in net assets for the years ended December 31, 2009 and December 31, 2008 are as follows:

Kellogg Company Master Trust

Schedule of Net Assets of Master Trust Investment Accounts

	2009	2008
Money Market Funds	$9,654,378	$16,098,632

Receivables	1,953,676	1,938,770

General Investments at fair value
Common Stock - Kellogg Company	140,762,625	117,331,024
Commingled Funds	158,699,122	129,130,967
Mutual Funds	488,855,214	328,959,162
Guaranteed Investment Contracts	674,861,830	656,792,148

Total general investments	1,463,178,791	1,232,213,301

Total assets	1,474,786,845	1,250,250,703

Payables	(2,301,694)	(1,529,983)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,315,749	42,112,305

Net Assets	$1,479,800,900	$1,290,833,025

Percentage interest held by the Plan	32.6%	35.8%

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008 and

for the Years Ended December 31, 2009 and 2008

Kellogg Company Master Trust

Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2009	2008
Earnings on investments
Interest	$19,296,196	$32,242,141
Dividends	15,159,751	16,832,654
Net realized gain (loss)
Common Stock - Kellogg Company	(886,888)	3,333,421
Commingled Funds	(2,642,013)	3,840,575
Mutual Funds	(29,970,853)	(19,999,760)
Net realized gain (loss)	(33,499,754)	(12,825,764)
Total additions	956,193	36,249,031
Net transfer of assets in (out) of investment account	1,618,172	2,010,254
Fees and commissions	(1,235,442)	(1,101,827)
Total additions/(distributions)	382,730	908,427
Change in unrealized appreciation (depreciation):
Common Stock - Kellogg Company	26,398,523	(24,733,309)
Commingled Funds	36,290,024	(80,932,250)
Mutual Funds	124,940,405	(154,021,035)
Changes in unrealized appreciation (depreciation)	187,628,952	(259,686,594)
Net change in assets	188,967,875	(222,529,136)
Net assets
Beginning of year	1,290,833,025	1,513,362,161
End of year	$1,479,800,900	$1,290,833,025

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2009

(a)		(b)	(c)	(e)
		Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
		Plan’s interest in Master Trust at fair value		$479,868,474

	*	Participants	Loans, interest rates ranging from 4.25% to 10.00%, with due dates at various times through November 11, 2022.	$6,149,669

	*	Parties-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS SAVINGS AND INVESTMENT PLAN

Date: June 25, 2010	By:	/s/ Ronald L. Dissinger
	Name:	Ronald L. Dissinger
	Title:	Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm